MECHEL REPORTS THE 1H 2014 FINANCIAL RESULTS

Revenue amounted to $3.4 billion
Consolidated EBITDA(a) amounted to $250 million
Net loss attributable to shareholders of Mechel OAO amounted to $648 million

Moscow, Russia – October 14, 2014 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1H 2014.

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented on the 1H2014 financial results:

“We are currently going through a large-scale debt restructuring process. Having foreseen that the slump in metallurgical coal prices will decrease our company’s financial results and affect our ability to service debt, early this year we have begun negotiations on changing our credit conditions to ensure both debt servicing and the stability of the company’s operations. At the same time, while continuing to service our debt, we have had a significant decrease in our working capital, which began to have its negative impact on our operations.

By the end of the first half of the year, we have not yet reached agreements with our creditors, which led to re-classification of our long-term debt into short-term in our accounting. Currently we have offered our creditors a restructuring option that would enable the company even now to service our obligations, ensuring debt repayment in the future. We continue to actively negotiate it with banks and count on promptly reaching agreements.”

Consolidated Results For The 1H 2014

US$ mln	1H’14	1H’13	Change Y-on-Y	2Q’14	1Q’14	Change Q-on-Q
Revenue
from external customers	3,444	4,623	-26%	1,744	1,700	3%

Adjusted operating income/(loss)	17	143	-88%	41	(25)	—

EBITDA (a)	250	406	-38%	171	79	116%

EBITDA (a), margin	7.27%	8.77%		9.82%	4.66%

Net loss attributable to shareholders of Mechel OAO	(648)	(2,120)	-69%	(63)	(585)	-89%

Adjusted net income	(511)	(391)	31%	(37)	(474)	-92%

Net debt (excluding finance lease liabilities)	8,650	9,120	-5%	8,650	8,440	2%

Trade working capital	40	941	-96%	40	260	-85%

•	Compared with the first half of 2013, consolidated revenue went down by 26%, which was due to a decrease in the steel division’s revenue after the group disposed of its Romanian enterprises, as well as a cutdown in sales of third-party products. It must be noted that sales of products manufactured by the Group’s remaining key steel facilities have demonstrated a decrease of no more than 10% as compared to the same period of the last year.

•	A decrease in EBITDA(a) is largely due to a slump in prices for the mining division’s key products — coal and iron ore, as well as a decrease in sales of iron ore concentrate to third parties.

•	The Group’s gross profit margin went up from 30% in 1H2013 to 34% in the reporting period.

•	With negative changes in the global coal and steel markets, the adjusted operating income in 1H2014 was $17 million, which is 88% less than in the same period last year. At the same time, in 2Q2014 we got $41 million of adjusted operating income.

•	On June 30, 2014, our net debt, excluding financial lease obligations, was $8.65 billion. During the reporting period, we paid off nearly $300 million of our obligations.

•	In 1H2014 our capital expenditure amounted to $276 million, with the mining division accounting for $244 million, the steel division for $30 million and the power division for $2 million.

•	Long-term debts, including leasing debt, were re-classified as short-term as per accounting standards, as the company is in the global debt restructuring process.

•	Over 1H2014, our trade working capital went down by 96% to $40 million.

•	Due to the halting of Southern Urals Nickel Plant and disposal of chrome assets, the ferroalloys segment was excluded from the company’s accounts. The division’s management company was liquidated, and Bratsk Ferroalloy Plant transferred into the steel division.

Mining Segment
Financial Results For The 1H 2014

Mechel Mining Management Company OOO’s Chief Executive Officer Pavel Shtark commented on the mining segment’s results:

“The weakening of metallurgical coal and iron ore markets had a major impact on the division’s activities. For example, contract prices for hard coking coal in the first half of the year went down from 152 dollars on the basis of FOB Australia, which were set in 4Q2013, to 120 dollars on the basis of FOB Australia in the 2Q2014.

Speaking of the situation in the division, it is necessary to note the successful progress made in implementing our key investment project on developing the Elga deposit. During the 9 months, Elga mined about 740,000 tonnes of coal, its washing plant produced over 250,000 tonnes of concentrate, and nearly 500,000 tonnes of product were shipped off to customers. Currently works on upgrading the seasonal washing plant to an all-year mode still continue, as well as preparatory works on constructing the first stage of permanent washing plant. This became possible due to agreements signed with Vnesheconombank which provided us with project financing.”

US$ mln	1H’14	1H’13	Change Y-on-Y	2Q’14	1Q’14	Change Q-on-Q
Revenue from external customers	1,122	1,463	-23%	551	571	-4%

EBITDA(a)	152	251	-39%	89	63	41%

EBITDA (a), margin (4)	10.70%	14.52%		12.68%	8.77%

•	A slump in the prices for the division’s products in the reporting period, as well as a decrease in iron ore concentrate sales to third parties led to a decrease in revenue from sales to third parties by 23% and EBITDA(a) by 39%.

•	Halting of mining at US-based Mechel Bluestone had a negative impact on the sales volumes of the Group’s coking and steam coal.

•	As iron ore prices in the export markets weakened, we decided to re-orient a major part of our iron ore concentrate from Korshunov Mining Plant to Chelyabinsk Metallurgical Plant for intra-group consumption. This enabled us to increase the profit margin of our steel facilities, but became one of the reasons for the decrease in the mining division’s revenue from sales to third parties.

•	Capital expenditure over the 1H2014 amounted to $244 million, most of which were used to develop the Elga project.

Steel Segment
Financial Results For The 1H 2014

Mechel-Steel Management Company OOO’s Chief Executive Officer Vladimir Tytsky commented on the steel segment’s results:

“In the first half of 2014, we paid a lot of attention to optimizing our product portfolio and our sales structure. For example, the division almost entirely gave up selling billets. Currently almost all billets are processed within the Group into higher-margin products, including rails and other types of rolls at Chelyabinsk Metallurgical Plant (CMP)’s universal rolling mill. Billet sales account for less that 3% of the division’s revenue. Meanwhile, our facilities continued to expand our product portfolio. Over these 6 months, they mastered production of 5 new grades of steel, as well as some 50 types of long, flat and structured rolled products. As a result, in the second quarter the segment’s profitability by EBITDA went up to 7%.

Over the first half of this year, CMP’s universal rolling mill not only mastered and streamlined production of 18 types of structural shapes, but also shipped off over 50,000 tonnes of products new to the plant. It also produced and handed over to Russian Railways a batch of rails for bench and field testing as part of the certification procedure.”

US$ mln	1H’14	1H’13	Change Y-on-Y	2Q’14	1Q’14	Change Q-on-Q
Revenue from external customers	1,956	2,764	-29%	1,027	929	11%

EBITDA(a)	74	125	-41%	77	(3)	—

EBITDA(a), margin	3.56%	4.32%		7.14%	-0.32%

•	Revenue from sales of key products in 1H2014 went down by 29% as compared to the same period last year due to a cutdown in sales volumes, largely due to the group disposing of its Romanian enterprises, as well as a cutdown in sales of third-party products starting from the last year end that resulted in more than 15% of revenue decrease. Since the beginning of this year, the volume of stocks kept by Mechel Service Global service and sales network in Europe went down by more than 30%.

•	In 1Q2014, prices for many kinds of the steel division’s products went through a seasonal decline, which, together with the ruble’s devaluation, had a negative impact on financial results. However, in the second quarter the decrease in prices for raw materials for steelmaking and a stronger market led to an improvement in the 1H2014 results.

•	The decrease in the EBITDA(a) in 1H2014 was due to a decrease in sales revenue.

•	Capital expenditure in 1H2014 amounted to $30 million. Most of that amount went to pay our contractors for construction of CMP’s universal rolling mill.

Power Segment
Financial Results for The 1H 2014

Mechel Energo OOO’s Chief Executive Officer Pyotr Pashnin noted:

“In this reporting period, the division once again demonstrated stable work. We confidently show operational profit, efficiently control our expenditures and keep our EBITDA at an acceptable level. The division cut down its net loss by 7 times as compared to 1H2013, largely due to the Group disposing of Toplofikatsia Rousse and Tikhvin Ferroalloy Plant. In the future, an increase in tariffs for the electricity produced by Kuzbass Power Sales Company OAO by 4% starting in 2H2014 will have its positive impact on the division’s results.”

US$ mln	1H’14	1H’13	Change Y-on-Y	2Q’14	1Q’14	Change Q-on-Q
Revenue from external customers	366	396	-8%	166	200	-17%

EBITDA(a)	21	26	-19%	3	18	-83%

EBITDA(a), margin (4)	3.78%	4.25%		1.17%	5.97%

•	Revenue from sales to external customers went down by 8% compared to 1H2013 in US dollars, while the ruble revenue went up by 4%.

•	EBITDA(a) went down by 19% compared to 1H2013 mostly due to the creation of additional reserves on doubtful debt.

***

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Deputy Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

*Please find the calculation of the EBITDA(a) and other measures used here and hereafter in Attachment A

Attachments to the 1H 2014 Earnings Press Release
Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain/(loss), Loss from discontinued operations, Gain/(loss) from remeasurement of contingent liabilities at fair value, Interest expense, Interest income, Net result on the disposal of non-current assets, Impairment of long-lived assets and goodwill, Provision for amounts due from related parties, Amount attributable to noncontrolling interests and Income taxes. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net income / (loss) represents net income / (loss) before Loss from discontinued operations, Impairment of long-lived assets and goodwill and Provision for the amounts due from related parties, including the effect on income tax and amounts attributable to noncontrolling interests. Our adjusted net income / (loss) may not be similar to adjusted net income / (loss) measures of other companies. Adjusted net income / (loss) is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted net income / (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of long-lived assets and goodwill and provision for the amounts due from related parties are considered operating costs under generally accepted accounting principles, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net income / (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding finance lease liabilities, and trade working capital are presented below:

US $ mln	30.06.2014	30.06.2013	30.06.2014	31.03.2014
Short-term borrowings and current portion of long-term debt	8,202	1,767	8,202	1,738
Long-term debt, net of current portion	459	7,376	459	6,695
Derivative instruments	58	76	58	72
less Cash and cash equivalents	(69)	(99)	(69)	(65)
Net debt, excluding finance lease liabilities	8,650	9,120	8,650	8,440

US $ mln	30.06.2014	30.06.2013	30.06.2014	31.03.2014

Accounts receivable, net of allowance for doubtful accounts	545	745	545	594
Due from related parties, net of allowance	51	87	51	69
Inventories	1,043	1,652	1,043	1,126
Prepayments and other current assets	375	410	375	380
Trade current assets	2,014	2,894	2,014	2,169

Trade payable to vendors of goods and services	986	954	986	876
Advances received	139	129	139	138
Accrued expenses and other current liabilities	406	457	406	396
Taxes and social charges payable	409	255	409	442
Due to related parties	34	158	34	57
Trade current liabilities	1,974	1,953	1,974	1,909

Trade working capital	40	941	40	260

Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

	Consolidated		Mining**		Steel**		Power**
US $ thousand	6m 2014	6m 2013	6m 2014	6m 2013	6m 2014	6m 2013	6m 2014	6m 2013

Net (loss) / income	(647,950)	(2,119,880)	(432,272)	(217,489)	(215,584)	(1,884,881)	(2,883)	(21,295)

Add:
Depreciation, depletion and amortization	218,147	260,723	140,336	169,195	73,260	86,500	4,552	5,028

Foreign exchange loss / (gain)	183,342	204,819	121,654	163,632	62,710	41,538	(1,021)	(351)

Loss resulting from accretion and remeasurement of contingent liability	1,078	998	1,078	998	—	—	—	—

Interest expense	378,581	335,420	194,994	152,625	181,959	191,295	18,380	21,390

Interest income	(1,241)	(6,115)	(9,931)	(31,780)	(7,452)	(4,188)	(607)	(35)

Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for amounts due from related parties	10,802	774,959	34	2,773	10,712	771,832	56	354

(Income) / loss from discontinued operation, net of income tax	(8,284)	910,472	—	—	(9,708)	896,189	1,424	14,283

Result of disposed companies (incl. the result from their disposal)	2,387	99,341	—	—	2,384	99,342	3	—

Net loss (gain) attributable to noncontrolling interests	1,888	(3,908)	(1,866)	9,308	1,818	(14,563)	1,936	1,347

Income taxes	90,292	(51,165)	116,947	1,729	(26,033)	(58,483)	(622)	5,589

Accrual of taxes (VAT, mineral extraction tax) for 2009-2010	21,439	—	21,439	—	—	—	—	—

Adjusted EBITDA	250,483	405,665	152,411	250,991	74,066	124,580	21,218	26,310

Adjusted EBITDA, margin	7.3%	8.8%	10.7%	14.5%	3.6%	4.3%	3.8%	4.2%
US $ thousand	6m 2014 ã.	6m 2013 ã.	6m 2014 ã.	6m 2013 ã.	6m 2014 ã.	6m 2013 ã.	6m 2014 ã.	6m 2013 ã.

Net (loss) / income	(647,950)	(2,119,880)	(432,272)	(217,489)	(215,584)	(1,884,881)	(2,883)	(21,295)

Add:
Impairment of goodwill and long-lived assets	—	177,416	—	—	—	177,416	—	—

Provision for amounts due from related parties	8,650	594,112	623	—	7,979	594,112	48	—

(Income) / loss from discontinued operation, net of income tax	(8,284)	910,472	—	—	(9,708)	896,189	1,424	14,283

Result of disposed companies (incl. the result from their disposal)	2,387	99,342	—	—	2,384	99,342	3	—

Effect on net (income) / loss attributable to noncontrolling interests	2,929	(12,487)	—	—	2,929	(12,487)	-	-

Effect on income tax	(285)	(40,129)	—	—	(285)	(40,129)	—	—

Accrual of income taxes for 2009-2010	131,250	—	131,250	—	—	—	—	—

Adjusted net (loss) / income	(511,303)	(391,153)	(300,399)	(217,489)	(212,286)	(170,437)	(1,408)	(7,012)

Operating (loss) / income	(15,688)	(630,884)	(25,577)	82,940	(10,439)	(741,818)	17,539	24,211

Add:
Impairment of goodwill and long-lived assets	—	177,416	—	—	—	177,416	—	—

Provision for amounts due from related parties	8,650	594,112	623	—	7,979	594,112	48	—

Loss on write-off of property, plant and equipment	2,113	2,722	751	2,431	1,361	290	—	—

Accrual of taxes (VAT, mineral extraction tax) for 2009-2010	21,439	—	21,439	—	—	—	—	—

Adjusted operating income / (loss)	16,514	143,367	(2,763)	85,371	(1,099)	30,000	17,587	24,211

**including intersegment operations

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	June 30, 2014	December 31, 2013*
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	$68,974	$274,539
Accounts receivable, net of allowance for doubtful accounts of $74,536 as of June 30, 2014 and $81,845 as of December 31, 2013	545,266	593,285
Due from related parties, net of allowance of $1,628,274 as of June 30, 2014 and $1,623,661 as of December 31, 2013	50,962	56,792
Inventories	1,043,472	1,413,284
Deferred income taxes	34,143	34,972
Prepayments and other current assets	374,453	442,597
Total current assets	2,117,270	2,815,469

Long-term investments in related parties	7,537	7,604
Other long-term investments	8,469	14,788
Property, plant and equipment, net	6,777,472	6,871,908
Mineral licenses, net	3,210,599	3,271,018
Due from related parties, net of allowance of $nil as of June 30, 2014 and $nil as of December 31,2013	8,105	—
Other non-current assets	180,137	160,894
Deferred income taxes	14,276	5,066
Goodwill	669,527	687,763
Total assets	12,993,392	13,834,510

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	8,201,609	1,484,912
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	985,698	945,629
Advances received	139,268	140,919
Accrued expenses and other current liabilities	405,981	362,919
Taxes and social charges payable	408,645	278,294
Unrecognized income tax benefits	46,086	78,333
Due to related parties	34,388	106,943
Asset retirement obligations, current portion	8,382	2,001
Deferred income taxes	33,630	37,775
Pension obligations, current portion	18,531	20,391
Dividends payable	3,212	3,293
Finance lease liabilities, current portion	394,674	122,815
Total current liabilities	10,680,104	3,584,224

Long-term debt, net of current portion	459,144	7,520,217
Asset retirement obligations, net of current portion	52,549	57,135
Pension obligations, net of current portion	156,095	151,945
Deferred income taxes	1,045,408	1,082,819
Finance lease liabilities, net of current portion	22,683	296,885
Due to related parties	21	21
Other long-term liabilities	442,450	329,444
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of June 30, 2014 and December 31, 2013)	133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of June 30, 2014 and December 31, 2013)	25,314	25,314
Additional paid-in capital	834,118	834,118
Accumulated other comprehensive loss	(70,827)	(47,601)
(Accumulated deficit) retained earnings	(1,075,937)	(427,863)

Equity attributable to shareholders of Mechel OAO	(153,825)	517,475

Noncontrolling interests	288,763	294,345
Total equity	134,938	811,820

Total liabilities and equity	12,993,392	13,834,510

*there were certain reclassifications to conform with the current period presentation

Consolidated Statements of Operations and Comprehensive Income
(Loss)
(in thousands of U.S. dollars)	6 months ended June 30,
	2014	2013*
	(unaudited)	(unaudited)

Revenue, net (including related party amounts of $54,765 and $158,012 during 6 months 2014 and 2013, respectively)	$3,443,971	$4,623,151
Cost of goods sold (including related party amounts of $66,115 and $354,763 during 6 months 2014 and 2013, respectively)	(2,281,803)	(3,217,562)

Gross profit	1,162,168	1,405,589
Selling, distribution and operating expenses:

Selling and distribution expenses	(813,152)	(903,083)
Taxes other than income tax	(101,310)	(57,963)
Accretion expense	(2,926)	(2,553)
Loss on write-off of property, plant and equipment	(2,113)	(2,722)
Impairment of goodwill and long-lived assets	—	(177,416)
Provision for amounts due from related parties	(8,650)	(594,112)
Provision for doubtful accounts	(30,204)	(9,837)
General, administrative and other operating expenses, net	(219,501)	(288,787)

Total selling, distribution and operating expenses, net	(1,177,856)	(2,036,473)

Operating loss	(15,688)	(630,884)
Other income and (expense):

Income from equity investments	107	2,459
Interest income	1,241	6,115
Interest expense	(378,581)	(335,420)
Foreign exchange loss	(183,342)	(204,819)
Other income (expenses), net	12,210	(101,932)

Total other income and (expense), net	(548,365)	(633,597)

Loss from continuing operations, before income tax	(564,053)	(1,264,481)
Income tax (expense) / benefit	(90,293)	51,166

Net loss from continuing operations	(654,346)	(1,213,315)

Income / (loss) from discontinued operations, net of income tax	8,284	(910,473)
Net loss	(646,062)	(2,123,788)

Less: Net (income) loss attributable to noncontrolling interests	(1,888)	3,908

Net loss attributable to shareholders of Mechel OAO	(647,950)	(2,119,880)
Less: Dividends on preferred shares	(124)	(127)
Net loss attributable to common shareholders of Mechel OAO	(648,074)	(2,120,007)

Net loss	(646,062)	(2,123,788)
Currency translation adjustment	(29,805)	(84,251)
Transfer of currency translation adjustment due to disposal of subsidiaries	—	68,951
Change in pension benefit obligation	(1,176)	(3,374)
Adjustment of available-for-sale securities	285	(732)

Comprehensive loss	(676,758)	(2,143,194)

Comprehensive loss attributable to noncontrolling interests	5,581	34,720
Comprehensive loss attributable to shareholders of Mechel OAO	(671,177)	(2,108,474)

*there were certain reclassifications to conform with the current period presentation

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	6 months ended June 30,
	2014	2013*
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net loss	$(646,062)	$(2,123,788)
Plus: (Income) loss from discontinued operations, net of income tax	(8,284)	910,473
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:

Depreciation	191,512	216,778
Depletion and amortization	26,635	43,945
Foreign exchange loss	183,342	204,819
Deferred income taxes	(37,721)	(116,687)
Provision for doubtful accounts	30,204	9,837
Change in inventory reserves	2	16,984
Accretion expense	2,926	2,552
Loss on write-off of property, plant and equipment	2,113	2,722
Income from equity investments	(107)	(2,459)
Ðrovision for amounts due from related parties	8,650	594,112
Non-cash interest on pension liabilities	5,219	5,590
Loss on sale of property, plant and equipment	661	1,128
Gain on sale of investments	(14,822)	—
Gain on accounts payable with expired legal term	(372)	(275)
Loss on disposal of subsidiaries	—	90,312
Amortization of loan origination fee	31,469	28,677
Loss resulting from accretion and remeasurement of contingent liability	1,078	998
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	2,853	3,484
Changes in working capital items, net of effects from acquisition of new subsidiaries:

Accounts receivable	14,356	(106,369)
Inventories	319,369	222,269
Trade payable to vendors of goods and services	97,043	84,577
Advances received	10,826	(19,613)
Accrued taxes and other liabilities	274,971	47,614
Settlements with related parties	(50,751)	(299,630)
Other current assets	31,913	35,228
Unrecognized income tax benefits	(9,346)	27,620
Net operating cash flows of discontinued operations	8,068	210,078
Net cash provided by operating activities	475,745	90,976

Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired	(43,303)	(21,199)
Acquisition of Port Vanino	—	(518,823)
Disposal of Port Vanino	—	500,058
Proceeds from disposal of securities	15,599	—
Short-term loans issued and other investments	(2)	(1,102)
Proceeds from disposal of TPP Rousse, less cash disposed of	1,393	—
Cash of other subsidiaries, disposed of, less proceeds from disposal	190	—
Proceeds from short-term loans issued	1,326	6,202
Proceeds from disposals of property, plant and equipment	6,379	4,332
Purchases of mineral licenses and other related payments	—	(903)
Purchases of property, plant and equipment	(276,237)	(352,828)
Net investing cash flows of discontinued operations	1,083	(6,805)
Net cash used in investing activities	(293,572)	(391,068)

Cash Flows from Financing Activities
Proceeds from borrowings	1,722,117	2,035,532
Repayment of borrowings	(2,019,792)	(1,841,885)
Dividends paid	(4)	(110)
Dividends paid to noncontrolling interest	(121)	(422)
Acquisition of noncontrolling interest in subsidiaries	(35,821)	(33)
Repayment of obligations under finance lease	(32,434)	(71,564)
Sale leaseback proceeds	—	35,890
Net financing cash flows of discontinued operations	—	(16,356)
Net cash (used in) provided by financing activities	(366,055)	141,052

Effect of exchange rate changes on cash and cash equivalents	(21,683)	(21,662)
Net decrease in cash and cash equivalents	(205,565)	(180,702)

Cash and cash equivalents at beginning of period	274,539	297,993
Cash and cash equivalents at end of period	68,974	117,291

*there were certain reclassifications to conform with the current period presentation